Exhibit 12

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

		Year Ended December 31,
5-Year Ratio of Earnings to Fixed Charges	Six Months Ended June 30, 2004	2003	Restated 2002	Restated 2001	Restated 2000	Restated 1999
	$ millions
Earnings
Earnings from continuing operations before minority interest and income taxes	$2,244	$4,694	$2,761	$2,263	$5,263	$4,733
Fixed Charges	172	361	420	233	148	174
Capitalized interest, net of amortization	(8)	(35)	(16)	(16)	(12)	(15)

Total Earnings	$2,408	$5,020	$3,165	$2,480	$5,399	$4,892

Fixed Charges
Interest and debt expense	$139	$277	$364	$182	$108	$130
Capitalized interest	$8	$35	$16	$16	$12	$15
One-third of rental expense	$25	$49	$40	$35	$28	$29

Total Fixed Charges	$172	$361	$420	$233	$148	$174

Ratio of Earnings to Fixed Charges	14.04	13.91	7.54	10.64	36.48	28.11